EXHIBIT 97.1

BARRETT BUSINESS SERVICES, INC.

EXECUTIVE COMPENSATION RECOVERY POLICY

EFFECTIVE DATE OCTOBER 30, 2023

This policy has been adopted by the Board of Directors of Barrett Business Services, Inc. (“BBSI”). The policy outlines the circumstances under which specified compensation may be recovered from Covered Officers. This policy supersedes in its entirety BBSI’s existing policy adopted in April 2020. See “Defined Terms” below for the meaning of certain capitalized terms used in this policy.

As required by Rule 5608 of the listing rules of The Nasdaq Stock Market (“Nasdaq”), BBSI will seek to recover erroneously paid Financial Reporting Incentive Compensation awarded or paid to Covered Officers under the circumstances described below. The Compensation Committee will oversee BBSI’s implementation of the policy to assure compliance with Nasdaq Rule 5608 as it may be amended or interpreted in the future. The policy applies to Financial Reporting Incentive Compensation received by Covered Officers on or after October 2, 2023. This policy will remain in effect for as long as BBSI’s common stock continues to be listed on a U.S. securities exchange that maintains a listing requirement comparable to Nasdaq Rule 5608.

Subject to the terms and conditions below, recovery of erroneously awarded Financial Reporting Incentive Compensation will be sought from Covered Officers if BBSI is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws, including an accounting restatement that is required to correct an error in previously issued financial statements and is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period. Both “Big R” and “little r” restatements will trigger recovery of Financial Reporting Incentive Compensation in the circumstances described below.

Financial Reporting Incentive Compensation may be recovered from a Covered Officer only if (i) received by such person after the person begins to perform services as a Covered Officer; and

(ii) the person served as a Covered Officer during the performance period for such Financial Reporting Incentive Compensation. Further, Financial Reporting Incentive Compensation is subject to recovery only if the compensation was received during the three completed fiscal years that immediately precede the date on which BBSI is required to prepare an accounting restatement, as provided in Nasdaq Rule 5608.

Pursuant to this policy, BBSI will seek recovery of all Financial Reporting Incentive Compensation that is received by a Covered Officer in excess of the amount that would have been received had the Financial Reporting Incentive Compensation been determined based on the restated amounts. If Financial Reporting Incentive Compensation is based on share price or total shareholder return, an estimate of compensation to be recovered will be made in accordance with the requirements of Nasdaq Rule 5608. The amount to be recovered will be determined without regard to any taxes that may have been paid on Financial Reporting Incentive Compensation by a Covered Officer. Amounts paid to BBSI pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 will be considered in determining any amounts to be recovered under this policy.

Recovery of excess compensation in the amount determined as described in the preceding paragraph will be sought using methods permissible under applicable law that are deemed by the Compensation Committee to be appropriate in its sole discretion, including (i) seeking repayment of the excess compensation from the Covered Officer, which may be in the form of cash or shares of BBSI common stock with a value equal to the amount to be recovered, (ii) withholding earned but unpaid compensation, or (iii) canceling unvested shares subject to an award under BBSI’s stock incentive plans or similar plans.

Recovery will be sought reasonably promptly after completion of the accounting restatement. Recovery of Financial Reporting Incentive Compensation is not required if the Compensation Committee determines that recovery would be impracticable. Impracticability will be demonstrated by either:

•
A determination by the Compensation Committee that the direct expense that would be paid to a third party to assist in enforcing this policy would exceed the amount to be recovered. Before making that determination, the Compensation Committee must conclude that a reasonable attempt has been made to recover the erroneously awarded Financial Reporting Incentive Compensation, such reasonable attempt(s) must be documented, and such documentation must be provided to Nasdaq.

OR

•
The receipt of advice from outside legal counsel that recovery likely would cause an otherwise tax-qualified retirement plan maintained by BBSI to fail to meet the requirements of Internal Revenue Code Section 401(a)(13) or 411(a).

BBSI will not indemnify a Covered Officer against the loss of erroneously awarded Financial Reporting Incentive Compensation pursuant to this policy, or pay, or reimburse a Covered Officer for, the cost of insurance against such loss.

Defined Terms

“Covered Officer” refers to each BBSI employee who is subject to Section 16 of the Securities Exchange Act of 1934, as amended.

“Financial Reporting Measure” means a measure that (i) is determined and presented in accordance with the accounting principles used in preparing BBSI’s financial statements, as well as any measure that is derived wholly or in part from such measures, or (ii) is based on stock price or total shareholder return.1

"Financial Reporting Incentive Compensation” means compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

1 See Listing Standards for Erroneously Awarded Compensation, SEC Release No. 33-11126, 87 FR 73076 (Nov. 28, 2022), p. 58 et seq, for a discussion of the meaning of Financial Reporting Measures, including non-GAAP financial measures and other financial metrics